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                               June 16, 2020

       William Ackman
       Chief Executive Office
       Pershing Square Tontine Holdings, Ltd.
       787 Eleventh Avenue, 9th Floor
       New York, NY 10019

                                                        Re: Pershing Square
Tontine Holdings, Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on May
20, 2020
                                                            CIK 0001811882

       Dear Mr. Ackman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on May 20, 2020

       General

   1. It appears that investors in your offering will receive a contingent right attached to each share of common stock
that gives each investor an interest in a pool of distributable tontine redeemable
warrants. Please revise your registration statement to include the registration of the
contingent rights or provide an analysis as to why including the contingent rights is
not required. In this regard, please revise your description of securities disclosure
to include a description of the contingent rights.
 William Ackman
FirstName LastNameWilliam Ackman
Pershing Square Tontine Holdings, Ltd.
Comapany NamePershing Square Tontine Holdings, Ltd.
June 16, 2020
Page 2
June 16, 2020 Page 2
FirstName LastName
Warrants, page 140

2. Please clarify, if true, that the cashless exercise procedure you describe in the second paragraph on page 144 applies only in connection with redemptions when the market value of your common stock is at least $36 per share, as described on page 141, rather than the second redemption feature, as described on page 142. We understand that the number of shares to be issued upon the exercise of warrants in connection with the second redemption feature is determined with reference to the table on pages 142 and 143, rather than the formula described on page 144. In this regard, we also note the statement that if you redeem the warrants when the shares of Class A common stock are trading below the exercise price, warrant holders could receive fewer shares than they would have received
         "if they had chosen to wait to exercise their warrants. . ." Please explain what rights warrant holders have to "wait to exercise" their warrants once you have elected to redeem them.
Exclusive Forum Provisions, page 150

3. We note that your exclusive forum provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including "derivative actions."
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
 William Ackman
FirstName LastNameWilliam Ackman
Pershing Square Tontine Holdings, Ltd.
Comapany NamePershing Square Tontine Holdings, Ltd.
June 16, 2020
Page 3
June 16, 2020 Page 3
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction